

Mail Stop 3720

January 18, 2008

Mr. Marcel Smits
Chief Financial Officer
Koninklijke KPN N.V.
Maanplein 55
2516 CK The Hague
The Netherlands

> **Re:** **Koninklijke KPN N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-13980**

Dear Mr. Smits:

We have completed our review of your Form 20-F and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director